UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NET SERVIÇOS DE COMUNICAÇÃO S.A.

(Name of Subject Company)

EMPRESA BRASILEIRA DE TELECOMUNICAçõES S.A.—EMBRATEL

(Offeror)

Preferred Shares, no par value, and

American Depositary Shares, each representing one Preferred Share

(Title of Class of Securities)

N/A (Preferred Shares)

64109T201 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Isaac Berensztejn

Chief Financial Officer

Empresa Brasileira de Telecomunicações S.A.—Embratel

Av. Presidente Vargas, n° 1012

20071-002 Rio de Janeiro, RJ, Brazil

Telephone: 55 21 2121-3636

with copies to

Daniel Sternberg, Esq.

Nicolas Grabar, Esq.

Duane McLaughlin, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Telephone: (212) 225-2000

(Name, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,603,382,015	$185,621.14

(1)	Estimated for purposes of calculating the filing fee pursuant to Rule 0-11(d) only. The Transaction Valuation was calculated assuming the purchase of all outstanding Preferred Shares, no par value (including Preferred Shares represented by American Depositary Shares), other than shares owned directly or indirectly by the Filing Person at a purchase price of R$23.00 in cash per Preferred Share. As of June 30, 2010, there were 228,503,916 Preferred Shares outstanding (including Preferred Shares represented by American Depositary Shares), of which 29,379,149 are owned directly or indirectly by the Filing Person. As a result, this calculation assumes the purchase of 199,124,767 outstanding Preferred Shares. The Transaction Valuation was calculated in Brazilian reais (R$) and converted into U.S. dollars at the exchange rate indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on August 26, 2010 of US$1 = R$1.7592.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00007130 of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on this combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) is being filed by Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and relates to the offer by Embratel (the “Tender Offer”) to purchase any and all preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A., a corporation organized under the laws of the Federative Republic of Brazil (“Net”), from all holders other than Embratel Participações S.A. (“Embrapar”), wherever located. The Tender Offer is being made on the terms and subject to the conditions set forth in the offer to purchase dated August 30, 2010 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i) and incorporated herein by reference, and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(ii), and incorporated herein by reference. This Tender Offer is being conducted concurrently in the United States and Brazil, where separate offering materials have been published in Portuguese. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 and Item 13 of this Schedule TO.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated August 30, 2010

(a)(1)(ii)	Form of ADS Letter of Transmittal

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Form of Letter to Clients

(a)(1)(v)	Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicação S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation)

(a)(1)(vi)	Summary Advertisement published on August 30, 2010, in The New York Times.

(c)(i)	Appraisal Report by Banco Itaú BBA, exhibit to Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation)

(d)(i)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated by reference to Net’s report on Form 6-K, File No. 000-28860, filed on April 8, 2005)

(d)(ii)	First Amendment to Shareholders’ Agreement among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated by reference to Net’s report on Form 6-K, File No. 000-28860, filed on September 6, 2006)

(d)(iii)	Second Amendment to Shareholders’ Agreement among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation)

(d)(iv)	Third Amendment to Shareholders’ Agreement among Globo Comunicação e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation)

(d)(v)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as intervening parties, (English translation) (incorporated by reference to the Embrapar 2006 20-F, as Exhibit 4.2), along with Attachment I, Net’s Shareholders’ Agreement (English translation) (incorporated by reference to Net’s report on Form 6-K, File No. 0000-28860, filed on April 8, 2005) and Attachment II, By-laws of GB Empreendimentos e Participações S.A. (English translation) (incorporated by reference to the Embrapar 2006 20-F, as Exhibit 4.2)

(d)(vi)	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to the Net 2007 20-F, as exhibit 4.10)

(d)(vii)	First addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.5)

(d)(viii)	Second addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.6)

(d)(ix)	Third addendum to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.7)

(d)(x)	Fourth addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.8)

(d)(xi)	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.9)

(d)(xii)	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.10)

(d)(xiii)	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.11)

(d)(xiv)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.12)

(d)(xv)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.13)

(d)(xvi)	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.14)

(d)(xvii)	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.15)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.

By:	/S/ JOSÉ FORMOSO MARTÍNEZ
Name:	José Formoso Martínez
Title:	President

Date: August 30, 2010

EMBRATEL PARTICIPAÇÕES S.A.

By:	/S/ JOSÉ FORMOSO MARTÍNEZ
Name:	José Formoso Martínez
Title:	President

Date: August 30, 2010

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 30, 2010

(a)(1)(ii)	Form of ADS Letter of Transmittal

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(iv)	Form of Letter to Clients

(a)(1)(v)	Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicação S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation)

(a)(1)(vi)	Summary Advertisement published on August 30, 2010, in The New York Times.

(c)(i)	Appraisal Report by Banco Itaú BBA, exhibit to Notice of Voluntary Public Tender Offer for Acquisition of All Preferred Shares of Net Serviços de Comunicações S.A., filed with the Comissão de Valores Mobiliários, the Brazilian Securities Commission, on August 20, 2010 (English translation)

(d)(i)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated by reference to Net’s report on Form 6-K, File No. 000-28860, filed on April 8, 2005)

(d)(ii)	First Amendment to Shareholders’ Agreement among Globo Comunicações e Participações S.A., Distel Holding S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation) (incorporated by reference to Net’s report on Form 6-K, File No. 000-28860, filed on September 6, 2006)

(d)(iii)	Second Amendment to Shareholders’ Agreement among Globo Comunicações e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation)

(d)(iv)	Third Amendment to Shareholders’ Agreement among Globo Comunicação e Participações S.A., Distel Holdings S.A, Latam do Brasil Participações S.A., GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as an intervening party (English translation)

(d)(v)	Shareholders’ Agreement, dated as of March 21, 2005, among Globo Comunicações e Participações S.A., Distel Holdings S.A., Latam do Brasil Participações S.A. and GB Empreendimentos e Participações S.A. and Teléfonos de México, S.A. de C.V., as intervening parties, (English translation) (incorporated by reference to the Embrapar 2006 20-F, as Exhibit 4.2), along with Attachment I, Net’s Shareholders’ Agreement (English translation) (incorporated by reference to Net’s report on Form 6-K, File No. 0000-28860, filed on April 8, 2005) and Attachment II, By-laws of GB Empreendimentos e Participações S.A. (English translation) (incorporated by reference to the Embrapar 2006 20-F, as Exhibit 4.2)

(d)(vi)	Services Agreement and Other Covenants between Net and Embratel (English translation) (incorporated herein by reference to the Net 2007 20-F, as exhibit 4.10)

(d)(vii)	First addendum to the Services Agreement and Other Covenants between Net and Embratel, dated July 31, 2007 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.5)

(d)(viii)	Second addendum to the Services Agreement and Other Covenants between Net and Embratel, dated April 4, 2008 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.6)

(d)(ix)	Third addendum to the Services Agreement and Other Covenants between Net and Embratel, dated September 25, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.7)

(d)(x)	Fourth addendum to the Services Agreement and Other Covenants between Net and Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.8)

(d)(xi)	Indefeasible Right Agreement of transmission capacity in local accesses by Embratel to be provided by Net, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.9)

(d)(xii)	Indefeasible Right Agreement of transmission capacity in Internet accesses by Net to be provided by Embratel, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.10)

(d)(xiii)	Commitment letter for provision of Internet services to be provided by Embratel to Net, dated June 26, 2003 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.11)

(d)(xiv)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated November 17, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.12)

(d)(xv)	Addendum to the commitment letter for provision of Internet services to be provided by Embratel to Net, dated December 29, 2009 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.13)

(d)(xvi)	Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated December 7, 2006 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.14)

(d)(xvii)	First Addendum to the Telecommunications Service Agreement under the Industrial Exploration Regime and Other Covenants between Net and Embratel, dated April 18, 2008 (English translation) (incorporated herein by reference to the Net 2009 20-F, as exhibit 4.15)